Encompass Holdings, Inc.
1005 Terminal Way, Suite 100
Reno, NV 89502

February 2, 2010

Mark Rakip
Staff Accountant
United States Securities & Exchange Commission
100 F Street NE
Washington, D.C. 20549

Encompass Holdings, Inc.
Item 4.01 Form 8-K/2A
Filed January 27, 2010
File No. 0-31451

Dear Mr. Rakip

We have enclosed an amended 8-K report which contains revised disclosures pursuant to your recent conversations with our legal counsel.

The Company acknowledges that:
  the Company is responsible for the adequacy and accuracy of the disclosures in the filings;
  staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action under the federal securities laws of the United States; and
  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any further questions or comments concerning either the responses contained in this letter or the amended report filed herewith, please let us know.

Very truly yours,

/s/ Scott Webber
Chief Executive Officer

enclosure